812 San Antonio Street Suite 600 Austin, Texas 78701 Tel512 • 583 • 5900 Fax512 • 583 • 5940
Lowell W. Harrison Direct Dial: 512.583.5905 EMAIL: lharrison@fkhpartners.com

December 19, 2018

Via EDGAR

Mr. Christopher Dunham

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:	Red River Bancshares, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted December 19, 2018 CIK No. 0001071236

Dear Mr. Dunham:

On behalf of our client, Red River Bancshares, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2018 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on November 9, 2018 (the “Initial DRS”).

Concurrently with the submission of this letter, the Company is submitting to the Commission on a confidential basis an amendment to the Initial DRS (the “Revised DRS”).  For your reference, copies of this letter, along with both clean copies of the Revised DRS and copies marked to show all changes from the Initial DRS, are being delivered to the Staff under separate cover.  The changes reflected in the Revised DRS include those made in response to the Staff’s comments set forth in the Comment Letter.  The Revised DRS also includes other changes that are intended to update and clarify certain information.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Revised DRS, unless otherwise noted.

Securities and Exchange Commission
December 19, 2018

General

1.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with any written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“Securities Act”).  The Company confirms to the Staff that no such materials have been presented or distributed to date.

About this Prospectus, page ii

2.Please delete your disclosure here and on page 14 that your prospectus “does not give effect to a 1-for-1 stock dividend” on October 1, 2018 unless otherwise indicated and make corresponding revisions throughout your prospectus.  Alternatively, please explain your rationale for not giving effect to this dividend, which appears to function as a 2-for-1 stock split, and revise your prospectus to adjust the per share price for your previous stock offerings (e.g. page 114), discuss how and why this dividend may impact per share metrics and comparability between different periods (e.g. your tangible book value per share growth as discussed on page 6), and update your Dilution and Description of Capital Stock sections as of a more recent date (i.e. following your October 1, 2018 stock dividend).

The Company acknowledges the Staff’s comment and confirms that it will revise the referenced disclosures concurrently with its first public submission of the Registration Statement on Form S-1 (the “S-1 Registration Statement”), which is anticipated to occur during the first quarter of 2019 after the Company receives its audited consolidated financial statements as of and for the year ended December 31, 2018.  Because all of the historical financial information contained in the Initial DRS and the Revised DRS (including the audited consolidated financial statements as of and for the years ended December 31, 2017 and December 31, 2016) currently relates to financial periods that pre-date the 1-for-1 stock dividend, the Company has elected not to restate its historical financial statements and the relevant per share information contained in the Revised DRS to give effect to the stock dividend until its 2018 financial statements are incorporated into the first public submission of the S-1 Registration Statement.  At that time, the 2018 financial statements will give effect to the 1-for-1 stock dividend and all corresponding per share information in the S-1 Registration Statement relating to prior periods (including all sections referenced in the Staff’s comment above) will be revised to give effect to the stock dividend.

Securities and Exchange Commission
December 19, 2018

Prospectus Summary, page 1

3.We note that your Prospectus Summary discusses your competitive strengths as well as your growth and expansion strategy.  Please balance your disclosure in this section by also including a brief summary of the most significant risks that your business faces.

The Revised DRS includes a brief summary of the most significant risks that the Company’s business faces, which begins on page 13 of the Prospectus Summary under the heading “Our Challenges.”

Our Historical Growth and Consistent Performance, page 4

4.We note your disclosure of “five successful equity offerings” prior to this offering.  Please tell us what exemption or exemptions you relied upon to conduct your second private placement for “an additional $4 million in 2000” as a Form D does not appear to have been filed for this offering.  We further note your disclosure that your most recent private placement in 2017 was “oversubscribed by approximately $10.0 million.”  Please revise to clarify whether you received subscriptions for approximately $10 million more than the amount of securities offered or if you increased your offering amount by approximately $10 million.  In this regard we note your Form D filed August 29, 2017 identifies gross proceeds of approximately $12.1 million with approximately $1.7 million of unsold securities.  Finally, please tell us whether and why you abandoned a $5 million offering in 2013 as we note your Form D filed April 3, 2013.

In response to the Staff’s comments, the Company provides the following information with respect to its historical equity offerings:

2000 Stock Offering

As noted in the Initial DRS, the Company raised $4.0 million in the year 2000 by virtue of the sale of additional shares of its common stock.  The 2000 stock offering was conducted in reliance upon the intrastate offering exemption from registration provided by Section 3(a)(11) of the Securities Act and Rule 147 promulgated thereunder.  In accordance with the requirements of Section 3(a)(11) and Rule 147, shares of the Company’s common stock were offered and sold only to bona fide residents of the state of Louisiana, which is the state in which the Company is incorporated.  Accordingly, due to the nature of the securities exemption utilized by the Company to conduct the 2000 stock offering, a Form D was not required.

Securities and Exchange Commission
December 19, 2018

2017 Stock Offering

In connection with the 2017 stock offering, the Company received aggregate subscriptions for approximately $21.7 million, which was approximately $7.9 million more than the maximum offering amount of $13.8 million.  After assessing the Company’s ongoing capital needs, the Company’s board of directors ultimately decided to accept subscriptions to purchase $12.1 million of its common stock ($1.7 million less than the maximum offering amount), which was reflected in the Company’s Form D filed with the Commission on August 29, 2017.  The $12.1 million of accepted subscriptions was $1.7 million less than the maximum offering amount authorized in the offering and was $9.6 million less than the aggregate amount of subscriptions that the Company received from prospective investors in the offering.  In light of the foregoing, the disclosures in the Revised DRS have been updated to clarify that the 2017 private placement offering was oversubscribed by $9.6 million based on the number of securities actually sold in the offering.

2013 Stock Offering

On November 14, 2012, the Company entered into a definitive agreement and plan of merger relating to its proposed acquisition of Fidelity Bancorp, Inc. and its subsidiary, Fidelity Bank in exchange for merger consideration consisting of a combination of cash and shares of the Company’s common stock.  Under the terms of the merger agreement, shareholders of Fidelity Bancorp, Inc. who were “accredited investors” within the meaning of Rule 501(a) of Regulation D received their portion of the merger consideration in shares of the Company’s common stock.  Any shareholders of Fidelity Bancorp, Inc. who were not “accredited investors” received their portion of the merger consideration in cash.

The Form D that was filed with the Commission on April 3, 2013 related to the shares of the Company’s common stock that were issued to the qualifying “accredited investor” shareholders of Fidelity Bancorp, Inc. upon completion of the merger. Accordingly, the Company did not abandon a $5 million offering in 2013.

Index to Financial Statements

Note 1. Business and Summary of Significant Accounting Policies Acquisition Accounting, page F-9

5.Please revise the disclosure to state that the company accounts for its acquisitions under ASC Topic 805, Business Combinations which requires the use of the acquisition method of accounting.

Note 1 to the audited consolidated financial statements included in the Revised DRS has been revised to state that the Company accounts for its acquisitions under ASC Topic 805, Business Combinations which requires the use of the acquisition method of accounting.

Securities and Exchange Commission
December 19, 2018

Allowance for Loan Losses, page F-10

6.You disclose that the allowance for loan losses represents management’s best assessment of potential losses that may be present in the loan portfolio. Please revise your accounting policy related to the allowance for loan losses consistent with the disclosure appearing on page 59 under the title Management’s Discussion And Analysis of Financial Condition and Results Of Operations - Financial Condition - Allowance for Loan Losses, that the allowance provides for known and inherent losses in the loan portfolio at each balance sheet date.

The disclosure related to the Company’s allowance for loan losses appearing on page F-10 of the Revised DRS has been revised to state that the allowance provides for known and inherent losses in the loan portfolio at each balance sheet date.

Loans, page F-10

7.Please expand the disclosure to state, if true, that loans are placed on non-accrual status when they are 90 days past due, unless they are well secured and in the process of collection.

The disclosure relating to non-accrual status of loans on page F-10 of the Revised DRS has been revised to state that loans are also placed on non-accrual status when 90 days past due unless they are well secured and in the process of collection.

Note 3. Loans and Asset Quality Asset Quality, page F-15

8.The disclosure regarding performing and non performing troubled debt restructurings as of December 31, 2017 is not consistent with the disclosure appearing on page 57 under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Nonperforming Assets. Please revise, as necessary.

The disclosures on page 58 of the Revised DRS relating to nonaccrual and accruing troubled debt restructurings under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Nonperforming Assets, have been revised and supplemented to reconcile with the disclosures contained in the notes to the audited consolidated financial statements on page F-15 of the Revised DRS. The Company also confirms that the notes to the Company’s audited consolidated financial statements as of and for the years ending December 31, 2018 and 2017, which will be included with the first public submission of the S-1 Registration Statement, will be further enhanced to expand the disclosures regarding troubled debt restructurings in a manner that will be consistent with the related disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the S-1 Registration Statement.

Securities and Exchange Commission
December 19, 2018

9.Please expand the disclosure to provide both the pre-modification and post-modification recorded investment related to troubled debt restructurings pursuant to ASC 310-10-50-33 (a). In addition, provide the information pursuant to ASC 310-10-50-34 with regard to troubled debt restructurings within the previous 12 months and for which there was a payment default during the period, as applicable. Refer to ASC 310-10-55-12 for a table illustrating these disclosures.

The Company acknowledges the Staff’s comment and confirms that the notes to the Company’s audited consolidated financial statements as of and for the years ending December 31, 2018 and 2017, which will be included with the first public submission of the S-1 Registration Statement, will include expanded disclosure to provide both the pre-modification and post-modification recorded investment related to troubled debt restructurings pursuant to ASC 310-10-50-33(a), as well as information pursuant to ASC 310-10-5-34 regarding subsequent defaults, as applicable.

Note 11. Employee Benefits, page F-22

10.You disclose that the bank is the owner and beneficiary of all of the policies death benefits and that these benefits are recorded at the cash surrender value in Other Assets. Please revise the disclosure to state that Bank owned life insurance policies are recorded as a separate line item at their cash surrender value in the accompanying consolidated balance sheets.

The disclosure related to employee benefits appearing on page F-22 of the Revised DRS has been revised to state that that the Bank owned life insurance policies are recorded as a separate line item at their cash surrender value in the accompanying consolidated balance sheets.

Note 12. Stock-Based Compensation Stock Options, page F-22

11.You disclose that during 2017 1,000 stock options were exercised which does not appear to be consistent with the amount of 822 shares of common stock issued through stock incentives and 178 shares that were surrendered in lieu of payment of the cash exercise price. Please revise, as necessary.

During the year ended 2017, a total of 1,000 options to purchase shares of the Company’s common stock were exercised by the holders thereof.  The exercise price for these stock options was paid by a combination of cash and the surrender of 178 shares of the Company’s common stock in lieu of cash.  Due to the surrender of the 178 shares of the Company’s common stock in lieu of payment of a portion of the cash exercise price, the net increase in the number of shares outstanding resulting from the exercise of stock options was 822 shares, and the number of outstanding stock options decreased by 1,000.  In light of the Staff’s comment, the disclosures set forth on pages F-22 and II-2 of the Revised DRS have been updated for additional clarity.

Securities and Exchange Commission
December 19, 2018

Note 14. Off-Balance Sheet Activities Construction Commitments, page F-24

12.You disclose that the company has committed to a construction contract for approximately $2,444,000 as of December 31, 2017. It is not clear as to why this contract is not disclosed under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition - Contractual Obligations on page 68. Please refer to Section 501.03.a.i.C. Contractual Obligations Table Disclosures of the Financial Reporting Codification and revise, as necessary.

The Revised DRS includes revised disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition - Contractual Obligations on page 69 to include the above-referenced construction contract commitment of $2,444,000 as of December 31, 2017.

Please do not hesitate to contact us if you have any questions concerning any aspect of the Revised DRS or if we may be of further assistance.  You can reach me directly at (512) 583-5905. We appreciate your prompt attention to this matter.

Very truly yours,

/s/Lowell W. Harrison
Lowell W. Harrison

Enclosure

cc:	R. Blake Chatelain Todd H. Eveson, Esq. Jonathan A. Greene, Esq. Stephanie E. Kalahurka, Esq. Brent Standefer, Jr., Esq.